Enterra Energy Trust announces May 2007 distribution of US$0.06

Calgary, Alberta – April 17, 2007 – Enterra Energy Trust (“Enterra” or the “Trust”) (TSX: ENT.UN, NYSE: ENT) today announces that a cash distribution of US$0.06 per trust unit will be paid on May 15, 2007 in respect of the April 2007 production. The distribution will be paid in U.S. funds to unitholders of record at the close of business April 30, 2007. The ex-distribution date is April 26, 2007.

For U.S. Residents

Enterra has received advice from its tax advisors that the distributions from Enterra should be eligible for qualified dividend treatment, provided the U.S. unitholders meet certain holding period requirements. Enterra is required to apply approximately 15% withholding tax for U.S. residents under the Canada-United States Tax Convention.

About Enterra Energy Trust

Enterra Energy Trust is a conventional oil and gas trust based in Calgary, Alberta. The Trust acquires, operates and exploits petroleum and natural gas assets principally in Alberta and British Columbia, Canada, and in Oklahoma, U.S.A.

Forward-Looking Statements

Certain information in this press release constitutes forward-looking statements under applicable securities law. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may", "should", "anticipate", "expects" and similar expressions. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with oil and gas production, marketing and transportation; loss of markets; volatility of commodity prices; currency and interest rate fluctuations; imprecision of reserve estimates; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions; inability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to income tax, environmental laws and regulatory matters. Readers are cautioned that the foregoing list of factors is not exhaustive.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional information on these and other factors that could affect Enterra's operations or financial results are included in Enterra's reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov), Enterra's website (www.enterraenergy.com) or by contacting Enterra. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and Enterra does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.

For further information please contact:

E. Keith Conrad

Victor Roskey

President & CEO, Enterra Energy Trust

Senior Vice President & CFO, Enterra Energy Trust

Telephone: (403) 263-0262 or (877) 263-0262

Telephone: (403) 263-0262 or (877) 263-0262

E-mail: ekconrad@enterraenergy.com

E-mail: vroskey@enterraenergy.com

www.enterraenergy.com